UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 10, 2024

Golden Arrow Merger Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40223	86-1256660
(State or other jurisdiction of incorporation)	(Commission File Number)	I.R.S. Employer Identification No.)

10 E. 53rd Street, 13th Floor New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 430-2214

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one redeemable Warrant	GAMCU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	GAMC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	GAMCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement Amendment

On June 10, 2024, Golden Arrow Merger Corp. (the “Company”) entered into Amendment No. 1 (the “Amendment”) to the Business Combination Agreement, dated as of October 4, 2023 (the “Business Combination Agreement”), by and among the Company, Beam Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Bolt Threads, Inc., a Delaware corporation (“Bolt Threads”).

The Amendment extends the outside date of the Business Combination Agreement from July 4, 2024 to September 16, 2024. The Amendment also provides that, at the effective time of the business combination contemplated by the Business Combination Agreement, (i) the directors of the Company will consist of a total of nine directors, of which (A) two directors will be designated by Bolt Threads, who will be the founders of Bolt Threads, (B) two directors will be designated by Golden Arrow Sponsor, LLC (the “Sponsor”), who will be reasonably acceptable to Bolt Threads, and (C) five directors will qualify as an “independent director” as such term is defined in Nasdaq Listing Rule 5605(a)(2) and will be designated by the Chief Executive Officer of Bolt Threads in good faith consultation with the Company, and (ii) the officers of the Company will be designated by Bolt Threads in good faith consultation with the Company.

The foregoing description of the Amendment is a summary only and is qualified in its entirety by reference to the full text of the Amendment which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference. The Business Combination Agreement was filed as Exhibit 2.1 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission (the “SEC”) on October 4, 2023.

Related Agreements

Sponsor Support Agreement Amendment

On June 10, 2024, the Company entered into Amendment No. 1 (the “SSA Amendment”) to the Sponsor Support Agreement, dated as of October 4, 2023 (the “Sponsor Support Agreement”), by and among the Sponsor, the Company and Bolt Threads to remove the provisions subjecting the Sponsor Earn-Out Shares (as defined in the Sponsor Support Agreement) to vesting and forfeiture conditions.

The foregoing description of the SSA Amendment is a summary only and is qualified in its entirety by reference to the full text of the SSA Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

PIPE Subscription Agreement Amendment

On June 10, 2024, the Company entered into Amendment No. 2 (the “SA Amendment No. 2”) to the Subscription Agreement, dated October 4, 2023, as amended on February 28, 2024 (such amendment, “SA Amendment No. 1” and collectively, the “Subscription Agreement”), by and between the Company and certain investors (the “Subscribers”).

In connection with the execution of the SA Amendment No. 2, Bolt Threads, the Subscribers, and certain other parties entered into a letter agreement to, among other things, amend the Note Purchase Agreement dated October 4, 2023 (as amended, the “Note Purchase Agreement”), by and between Bolt Threads, the Subscribers and certain other parties thereto, in connection with the issuance of the additional convertible promissory notes by Bolt Threads pursuant to the Note Purchase Agreement (the “Bridge III Notes”). The SA Amendment No. 2 provides that the purchase price payable by each Subscriber at Closing (as defined in the Subscription Agreements) under the applicable Subscription Agreement shall be reduced by an amount equal to the purchase price paid by such Subscribers for such Subscriber’s Bridge III Note, if any, with a corresponding reduction in the number of Subscribed Shares to be purchased by such Subscriber under the applicable Subscription Agreement.

The SA Amendment No. 2 also extends the outside date for the Subscription Agreement from July 4, 2024 to September 16, 2024.

The foregoing description of the SA Amendment No. 2 is a summary only and is qualified in its entirety by reference to the full text of the SA Amendment No. 2, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Amendment No. 1 to the Business Combination Agreement, dated as of June 10, 2024, by and among Golden Arrow Merger Corp., Beam Merger Sub, Inc. and Bolt Threads, Inc.
10.1	Amendment No. 1 to the Sponsor Support Agreement, dated as of June 10, 2024, by and among Golden Arrow Sponsor, LLC, Golden Arrow Merger Corp. and Bolt Threads, Inc.
10.2	Form of Amendment No. 2 to the Subscription Agreement, dated as of June 10, 2024.
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN ARROW MERGER CORP.

	By:	/s/ Timothy Babich
	Name:	Timothy Babich
	Title:	Chief Executive Officer

Date: June 13, 2024

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